Exhibit 99.1

 For Immediate Release

Kenon announces that it has been approached about, and is considering, a sale of some or all of IC Power's businesses in Latin America —
Kenon also announces changes in Management

Singapore, July 23, 2017.  Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon"), announces that it has been approached by, and received indicative, non-binding offers from, parties looking to acquire some or all of the businesses of Kenon's subsidiary I.C. Power Ltd. ("IC Power") in Latin America and the Caribbean.  As a result, Kenon is considering such a sale and is in discussions with such parties with a view to negotiating a transaction that would maximize value for Kenon's shareholders.

Such a transaction, if agreed and consummated, would be consistent with Kenon's strategy to realize the value of its businesses for its shareholders, which may include monetization of its businesses. There is no assurance that such discussions will result in a sale.

Kenon also announces that Mr. Yoav Doppelt, chief executive officer (CEO) of Kenon, has informed the Board of his intention to step down as CEO of Kenon with effect from September 1, 2017.  Mr. Doppelt will remain as executive chairman of the board of directors of IC Power, will continue to maintain an active role as a board member of IC Power's subsidiary OPC Energy Ltd. and will remain as a director of ZIM (in which Kenon holds a 32% interest).  This will enable Mr. Doppelt to continue to lead the potential transaction discussed above, and to remain active with and focus on Kenon's operating companies. Kenon's Board of Directors thanks Mr. Doppelt for his services as CEO.

The Board has appointed, with effect from September 1, 2017, Mr. Barak Cohen, currently Vice President of Business Development and Investor Relations of Kenon, and Mr. Robert L. Rosen, currently General Counsel of Kenon, to serve as co-CEOs of Kenon.

Messrs. Cohen and Rosen have been actively involved in the management of Kenon since its spin-off from Israel Corporation Ltd. in 2015, and are committed to lead Kenon in the implementation of its strategy to realize the value of its businesses for its shareholders.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to (i) Kenon's consideration of and discussions relating to a sale of some or all of its businesses in Latin America and the Caribbean and (ii) changes in Kenon's management, Kenon's strategy, the new CEOs' commitment to this strategy and Mr. Doppelt's future role with Kenon and its operating companies. These statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) risks related to a potential sale of some or all of IC Power's businesses in Latin America and the Caribbean, including the terms and conditions of any such sale and the risk that no sale is agreed or consummated and (ii) risks related to the change in management and the implementation of Kenon's strategy and Mr. Doppelt's future role with Kenon and its operating companies, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.